SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

71675Y100

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,489,499
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 2,489,499
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Iliad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Fife Trading, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 2,489,499
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 2,489,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Petrosearch Energy Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 675 Bering Drive, Suite 200, Houston, TX 77057.

Item 2.	Identity and Background

The persons filing this statement are: (1) Tiberius Capital, LLC, an Illinois limited liability company (“Tiberius Capital”), which was organized for the sole purpose of owning the Shares; (2) Tiberius Management, Inc., an Illinois corporation (“Tiberius Management”), which was organized for the sole purpose of managing the investments of Tiberius Capital; (3) Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”), which is engaged in the investment management business for the proprietary account of Mr. John M. Fife; (4) Iliad Management, LLC, a Delaware limited liability company (“Iliad Management”), which is the general partner of Iliad and manages the affairs of Iliad; (5) Fife Trading, Inc., an Illinois corporation (“Fife Trading”), which is the manager of Iliad Management and Hyperion Capital Management, LLC, and which is engaged in the investment business for the proprietary account of Mr. John M. Fife; (6) Hyperion Capital, L.P., an Illinois limited liability partnership (“Hyperion Capital”), which is engaged in the investment business for the proprietary account of Mr. John M. Fife, and which is the sole member of Tiberius Capital and the sole shareholder of Tiberius Management; (7) Hyperion Capital Management, LLC, an Illinois limited liability company (“Hyperion Management”), which is the general partner of Hyperion Capital, and which is engaged in the investment business for the proprietary account of Mr. John M. Fife; (8) Mr. John M. Fife (“Fife”), of Chicago, Illinois and a U.S. citizen, who is a professional investor and is the sole limited partner of Hyperion Capital, the sole member of Hyperion Management, LLC, and the sole shareholder of Fife Trading. The address of all Reporting Persons is: 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601.

Each of Tiberius Capital, Iliad, Fife Trading and Hyperion Capital is in the business of investing in securities. Hyperion Capital Management is primarily engaged in the business of serving as the general partner of Hyperion Capital. Tiberius Management is primarily engaged in the business of serving as the manager of Tiberius Capital. Iliad Management is primarily engaged in the business of serving as the manager of Iliad.

Mr. Fife is President of CVM, Inc., which is the manager of Chicago Venture Management, LLC. Chicago Venture Management, LLC is the general partner of Chicago Venture Partners, L.P., a private equity fund based in Chicago, Illinois. Mr. Fife has served as the President of CVM, Inc. since 1998. Mr. Fife is also the Chairman of Typenex Medical, LLC, the Chairman of Pulse Systems, LLC and a board member of Strategix Performance, Inc., all of which are portfolio companies of Chicago Venture Partners, L.P.

Mr. Fife is also the President of Utah Resources International, Inc., a Utah-based real estate and oil & gas investment company. Mr. Fife has served in that position since 1996. Mr. Fife is also the President of Property Tax Assessor Records Corp. He has served in that position since 1992.

Since March of 1997, Mr. Fife has served as the President, Chairman and sole shareholder of Fife Trading. Mr. Fife controls Tiberius and Iliad, and all of the monies to purchase the Shares is from Mr. Fife’s proprietary accounts. Mr. Fife is the sole limited partner of Hyperion Capital and the sole member of Hyperion Management, and is the sole shareholder of Fife Trading. As such, Mr. Fife is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

Except as noted on Schedule B attached hereto, none of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 2,489,499 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $388,165.85 (including commissions). The source of funding for the purchase of these Shares was the general working capital of Iliad, and personal funds in the case of Mr. Fife. Tiberius Capital obtained ownership of these Shares pursuant to a Stock Purchase Agreement that was entered into and consummated on April 30, 2009, as further described below.

Item 4.	Purpose of Transaction

On March 30, 2009, Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Double Eagle

Petroleum Co. (“Double Eagle”), and a wholly owned subsidiary of Double Eagle. The Reporting Persons are studying whether the merger consideration proposed to be paid to Issuer’s shareholders pursuant to the merger agreement represents the full value of the Issuer. In making its determination of the relative value of the Issuer and the merger consideration, the Reporting Persons may discuss these matters with the other shareholders.

Depending on the results of this analysis, the Reporting Persons may contact other shareholders to discuss common interests with respect to the Shares and may determine to attempt to convince other shareholders to oppose the merger.

The Reporting Persons from time to time may seek to have discussions with the Issuer to discuss general business issues relating to the Issuer as well as their concerns relating to shareholder value.

The Reporting Persons may seek to influence the Issuer regarding courses of action that the Reporting Persons may suggest are in the Issuer’s best interest and which, in the Reporting Persons’ opinion, would enhance shareholder value. These ideas may include, among other things, a cash dividend or stock repurchase program.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities of the Issuer (collectively, “Securities”) in the open market, in private transactions, or otherwise, and reserve the right to dispose of any or all of their Securities in the open market, in private transactions, or otherwise, and to engage in any hedging or similar transactions with respect to their Securities.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,489,499 Shares, representing approximately 6.02% of the Issuer’s outstanding Shares (based upon the 41,340,584 Shares stated to be outstanding as of March 31, 2009 by the Issuer in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 31, 2009).

(b) Tiberius Capital has sole voting power and sole dispositive power with regard to 2,489,499 Shares. Each of the other Reporting Persons has shared voting power and shared distributive power with respect to such Shares. Each Reporting Person (other than Tiberius Capital), by virtue of its relationship to Tiberius Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Tiberius Capital directly owns. Each Reporting Person (other than Tiberius Capital), disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No of Shares Purchased	Purchase Price per Share (U.S.$)
Iliad	4/15/2009	20,000.145
	4/16/2009	35,000.15
	4/17/2009	120,000.15
	4/20/2009	36,000.15
	4/21/2009	95,000.1576

Fife	4/6/2009	7,800.16
	4/7/2009	38,100.17
	4/8/2009	605.161
	4/8/2009	32,000.17
	4/9/2009	67,000.17
	4/13/2009	9,000.1675
	4/13/2009	20,000.1605
	4/14/2009	1,000.151
	4/14/2009	10,000.16
	4/14/2009	5,000.1601
	4/14/2009	23,000.161
	4/16/2009	25,000.15
	4/16/2009	30,000.151
	4/17/2009	17,000.1432
	4/17/2009	15,000.145
	4/17/2009	40,000.149
	4/17/2009	735,000.15
	4/21/2009	25,000.15
	4/21/2009	206,000.155
	4/21/2009	322,245.16
	4/22/2009	205,000.16
	4/23/2009	150,000.16
	4/24/2009	139,849.16
	4/24/2009	7,000.169
	4/24/2009	5,000.17
	4/24/2009	10,000.175
	4/24/2009	32,900.18
	4/28/2009	5,000.16

On April 30, 2009, Mr. Fife and Iliad, for administrative purposes, transferred all of their Shares to Tiberius, as described below.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to of the Issuer

Stock Assignment Agreement

On April 30, 2009, Iliad and Fife entered into a Stock Assignment Agreement (attached hereto as Exhibit 2 and incorporated by reference herein in its entirety) with Tiberius Capital. Pursuant to this Stock Assignment Agreement, on April 30, 2009, Tiberius purchased all 2,489,499 Shares from Mr. Fife and Iliad. The aggregate consideration was the issuance of all of the membership units of Tiberius Capital to Hyperion Capital, an entity controlled by Mr. Fife.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

2. Stock Assignment Agreement, dated as of April 30, 2009, among Iliad, Mr. Fife and Tiberius Capital.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 1, 2009

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
Name:	John M. Fife

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Chicago Venture Partners, L.P., 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Tiberius Capital, LLC

Name	Position
Hyperion Capital, L.P. Tiberius Management, Inc.	Sole Member Manager
Robert T. Sullivan*	Board Member
Robert T. Sullivan*	President, Treasurer and Secretary

Tiberius Management, Inc.

Name	Position
Robert T. Sullivan*	Board Member
Robert T. Sullivan*	President, Treasurer and Secretary

Iliad Research and Trading, L.P.

Name	Position
Iliad Management, LLC Iliad Management, LLC	Sole Limited Partner General Partner
Fife Trading, Inc.	Manager and Sole Member
John M. Fife	Board Member
John M. Fife	President, Treasurer and Secretary

*	Mr. Sullivan is also the Controller of Wacker Services, Inc. which exclusively provides accounting services for all of the entities that Mr. Fife controls. In addition, Mr. Sullivan is the Chief Financial Officer of Typenex Medical, LLC and Pulse Systems, LLC, which are two portfolio companies of Chicago Venture Partners, L.P., a proprietary fund controlled by Mr. Fife.

Iliad Management, LLC

Name	Position
Fife Trading, Inc.	Manager
John M. Fife	Board Member
John M. Fife	President, Treasurer and Secretary

Fife Trading, Inc.

Name	Position
John M. Fife	Board Member and Sole Shareholder
John M. Fife	President, Treasurer and Secretary

Hyperion Capital, L.P.

Name	Position
John M. Fife Hyperion Capital Management, LLC	Sole Limited Partner General Partner

Hyperion Capital Management, LLC

Name	Position
Fife Trading, Inc.	Manager
John M. Fife	Board Member
John M. Fife	President, Treasurer and Secretary

SCHEDULE B

On January 18, 2007, the Securities and Exchange Commission filed a complaint that Fife and Clarion Management, LLC (“Clarion”) engaged in a scheme in 2002 and 2003 to purchase variable annuity contracts issued by an insurance company in order to engage in market timing for the benefit of a Clarion affiliate. Fife and Clarion consented to the entry of the final judgment, without admitting or denying the allegation in the Commission’s complaint. On August 9, 2007, the U.S. District Court for the Northern District of Illinois entered a final judgment against John M. Fife and Clarion that permanently restrained and enjoined them from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder and required them to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and additionally ordered Fife to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to the entry of an Order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Petrosearch Energy Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of April, 2009.

Tiberius Capital, LLC
By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.
By: Iliad Management, LLC, its general partner
By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC
By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.
By: Hyperion Capital Management, LLC, its general partner
By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC
By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
John M. Fife

[Signature Page of Joint Filing Agreement to Schedule 13D - Petrosearch Energy Corporation]

Exhibit 2

STOCK ASSIGNMENT AGREEMENT

THIS STOCK ASSIGNMENT AGREEMENT (this “Agreement”) is made and entered into as of the 30th day of April, 2009 by and among John M. Fife (“Fife”) and Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”) (each, an “Assignor”; collectively, “Assignors”), and Tiberius Capital, LLC, an Illinois limited liability company (“Assignee”).

W I T N E S S E T H

WHEREAS, Fife owns 2,183,499 shares of the common stock of Petrosearch Energy Corporation, a Maryland corporation (“Petrosearch”), and Iliad owns 306,000 shares of the common stock of Petrosearch (all 2,489,499 of such shares are collectively referred to herein as the “Shares”);

WHEREAS, Iliad is indirectly owned and beneficially controlled by Fife;

WHEREAS, Assignee is indirectly owned and beneficially controlled by Fife;

WHEREAS, each Assignor desires to transfer his or its Shares to Assignee for administrative purposes, and Assignee desires to accept assignment of the Shares, upon the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Recitals. The above recitals are made a part hereof and incorporated herein.

2. Assignment. On the Assignment Date (as hereinafter defined), the Assignors shall convey, transfer and assign to Assignee, and Assignee shall accept from the Assignors, the Shares.

3. Assignment Date. The assignment contemplated under this Agreement shall take place simultaneously with the execution of this Agreement (the “Assignment Date”).

4. Conditions.

(a) Conditions to Obligations of each Assignor. All obligations of each Assignor hereunder to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of Assignee in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Assignee shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Assignee prior to or on the Assignment Date.

(iii) Deliveries. Assignee shall have made all the deliveries to each Assignor set forth in Section 5(b).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by Assignee from any governmental agency.

(b) Conditions to Assignee’s Obligations. All obligations of Assignee hereunder to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of each Assignor in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Each Assignor shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by each Assignor on the Assignment Date.

(iii) Deliveries. Each Assignor shall have made all the deliveries to Assignee set forth in Section 5(a).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by either Assignor from any governmental agency.

5. Deliveries. The parties shall deliver the following to each other on the Assignment Date:

(a) Each Assignor shall deliver or cause to be delivered to Assignee the following:

(i)	Evidence representing the Shares transferring the Shares to Assignee, together with stock powers endorsed in blank.

(ii)	Any other documents or instruments reasonably required by Assignee to effectuate the purposes of this Agreement.

(b) Assignee shall deliver or cause to be delivered to each Assignor any documents or instruments reasonably required by each Assignor to effectuate the purposes of this Agreement.

6. Representation and Warranties of each Assignor. In order to induce Assignee to enter into this Agreement and to consummate the transactions contemplated hereby, each Assignor hereby represents and warrants to Assignee as follows:

(a) Such Assignor has all right, title and interest in and to the Shares he or it owns, unencumbered by any lien, pledge, security interest, encumbrance, title retention agreement, adverse claim, option or other right or duty of any kind whatsoever, and has full right and power to transfer his or its Shares to Assignee pursuant to the terms hereof.

(b) Such Assignor has not transferred, sold, assigned, mortgaged, pledged or subjected to lien or other encumbrance any of his or its Shares.

(c) Such Assignor does not own any voting securities or capital stock, partnership interest, indebtedness or security or have any other financial or other interest in Petrosearch, except pursuant to his or its Shares, all of which shall be transferred to Assignee on the Assignment Date.

(d) Neither the Internal Revenue Service nor any other taxing authority is now asserting or, to the best of the knowledge of such Assignor, threatening to assert against any of his or its Shares any deficiency or claim for additional taxes or interest thereon or penalties in connection therewith.

(e) There is no outstanding option, warrant, subscription, agreement, call, right, authorization or commitment of any type relating to the issuance, sale, transfer, purchase, redemption, pledge or other acquisition or disposition of any of his or its Shares.

(f) Upon the Assignment Date as provided for in this Agreement, Assignee will acquire good, valid and marketable title to his or its Shares, free and clear of any lien, pledge, charge, security interest, encumbrance, title retention agreement, adverse claim, option or right of such Assignor or any other person or entity (except for claims of Assignee or those claiming through Assignee).

(g) This Agreement has been duly executed and delivered by such Assignor and constitutes the legal, valid and binding obligation of such Assignor, enforceable against such Assignor in accordance with its terms, and such Assignor has full power and lawful authority to make and perform this Agreement.

(h) No representation or warranty by such Assignor in this Agreement contains or, to the best of such Assignor’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(i) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgement, decree, order, writ, injunction, lease, agreement, contract or other instrument by which such Assignor may be bound or affected or by any law, statute, ruling or regulation.

7. Representation and Warranties of Assignee. In order to induce each Assignor to enter into this Agreement and to consummate the transactions contemplated hereby, Assignee hereby represents and warrants to each Assignor as follows:

(a) This Agreement has been duly executed and delivered by Assignee and constitutes the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with its terms, and Assignee has full power and lawful authority to make and perform this Agreement.

(b) This Agreement constitutes, and the other documents and instruments required to be executed and delivered by Assignee pursuant to the provisions hereof will constitute, the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with their respective terms.

(c) No representation or warranty by Assignee in this Agreement contains or, to the best of Assignee’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgement, decree, order, writ, injunction, lease, agreement, contract or other instrument by which Assignee may be bound or affected or by any law, statute, ruling or regulation.

8. Special Covenants and Agreements. The parties shall cooperate fully with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and the parties shall execute such other documents as may be reasonably necessary and desirable for the implementation and consummation of the transactions contemplated by this Agreement, and otherwise use their best efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder.

9. Survival of Representations and Warranties. The representations, warranties and agreements made in this Agreement, and any liability for breach of any agreement or any inaccuracy of or omission from any representation or warranty under this Agreement, shall survive the Assignment Date.

10. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

11. Miscellaneous.

(a) The paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(c) This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

(d) The failure of any party to insist, in one or more instances, on performance by any other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any term or condition of this Agreement unless such waiver or relinquishment is contained in writing signed by or on behalf of any such party. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or in equity.

(e) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

(f) The parties hereto irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement may be litigated in the Federal or State Courts having situs within Cook County, Illinois. Each party hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any right it may have to transfer or change the venue of any such litigation. It is the intent of the parties upon execution hereof that this Agreement be deemed to have been prepared by all the parties to the end that no party shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

(g) No party hereto may assign its or his rights or delegate its or his duties hereunder without the prior written consent of the other parties.

(h) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, personal representatives, successors and, to the extent permitted hereby, assigns.

(i) In the event any action is instituted by a party hereto regarding the construction of any term herein or to recover damage because of the breach of any term of this Agreement, the prevailing party in such action shall be entitled to reasonable reimbursement from the non-prevailing party, including but not limited to attorneys’ fees, costs and expenses incurred as a result thereof.

(j) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ASSIGNORS:

/s/ John M. Fife
John M. Fife

Iliad Research and Trading, L.P., a Delaware limited partnership

By:	Iliad Management, LLC, a Delaware limited liability company, its General Partner

By:	Fife Trading, Inc., an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, its President

ASSIGNEE:

Tiberius Capital, LLC, an Illinois limited liability company

By:	Tiberius Management, Inc., an Illinois corporation, its Manager

By:	/s/ Robert T. Sullivan
Robert T. Sullivan, its President